SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

9 September 2005

Corus Group plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Yes ___       No _X_

(Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

Yes ___       No _X_

(Note: Regulation S-T Rule101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a  Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

   Yes ___       No _X_

(If Yes is marked, indicate below the file number assigned to the registrant in connection with  Rule 12g3-2(b):  82 - ___)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 9 September 2005

By

/s/ Allison Scandrett

Name: Mrs A Scandrett

Deputy Company Secretary

corus

Interim Report 2005

Building the future

Report for the six months to 2 July 2005

Principal divisional activities
Strip Products Division	Long Products Division	Distribution & Building Systems Division
  Corus Strip Products IJmuiden and Corus Strip Products UK
  Hot rolled steel strip and cold rolled and metallic coated steel
  Corus Packaging Plus
  Light gauge coated steel for packaging and non-packaging applications
  Corus Tubes
  Steel tubes, hollow sections, linepipe and pipeline project management
  Corus Colours
  Organic coated steels
  Corus Special Strip
  Plated and clad precision strip products with specialist finishes
  Cogent Power
  Electrical steels, transformer cores, generator and motor laminations

  Corus Construction & Industrial
  Plate, sections, wire rod and semi-finished steel
  Corus Engineering Steels
  Engineering billet, rolled and bright bar
  Corus Rail
  Railway products, design and consultancy, rail infrastructure contracting
  Downstream Long Products Businesses
  Custom designed hot rolled special steel profiles, hot and cold narrow strip
  Teesside Cast Products
  Slab and bloom

  Corus Distribution and Building Systems
  Service centres, further material processing and building systems
  Corus International
  Tailored product and service solutions for international projects and international trade
  Corus Consulting
  Consultancy, technology, training and operational assistance to the steel and aluminium industries
Aluminium Division
  Corus Primary Aluminium
  Extrusion billets, slabs and ingots
  Corus Aluminium Rolled Products
  Plate, sheet and coil
  Corus Aluminium Extrusions
  Soft and hard extruded profiles, rods and bars

Contents
1	Interim results summary	14	Reconciliation of movements in equity	17	Supplementary information
4	Review of the period	15	Consolidated cash flow statement	22	Independent review report
12	Consolidated income statement	16	Reconciliation of net cash flow to movement in net debt	23	Appendix 1
13	Consolidated balance sheet	16	Analysis of net debt	36	Shareholder information
14	Statement of recognised income and expense				Front cover Swansea Sail Bridge, Wales.

This Interim Report sets out the results for the six months to 2 July 2005 and unless otherwise stated, comparisons are to the six months to 3 July 2004. Figures for the six months to 3 July 2004 and 12 months ended 1 January 2005 are presented under IFRS as set out in Appendix 1. The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 25 August 2005. The comparative figures for the financial year end 1 January 2005 are not the Company’s statutory accounts for that financial year. The statutory accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

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Interim results summary
International Financial Reporting Standards (IFRS) now adopted

Financial highlights
In the first half of 2005, Corus’ financial performance showed further improvement. The profit after tax of £337m equates to earnings per share of 7.56p, compared to 1.94p in the same period last year.

External turnover increased by 19% to £5,333m as the Group benefited from higher average steel selling prices following the significant increases secured on both spot prices during the second half of 2004 and on annual contracts from the start of 2005. The increase in average steel selling prices more than offset an 8% reduction in deliveries in the period resulting from weak market conditions. Apparent demand slowed during the first half of the year due to a combination of higher stocks through the supply chain and weak underlying consumption in the automotive and construction sectors. Combined with higher imports, this hampered efforts to redress the stock build that occurred in the second half of 2004. Total operating costs increased by 13% to £4,850m, primarily reflecting significant increases in raw material, particularly iron ore and coal, and energy costs.

The Group operating profit for the half year was £483m, compared to £195m in 2004. The underlying operating profit, excluding restructuring and impairment costs and profit on disposal of fixed assets, was £503m (2004: £155m). Management actions as part of Restoring Success continue to make a significant contribution to the improved

£ millions unless stated	H1 2005		H1 2004
Turnover	5,333		4,477
Group operating profit	483		195
EBITDA*	658		307
Underlying operating profit*	503		155
Pre-tax profit	435		156
Earnings per share	7.56	p	1.94p
Net debt at end of period	(1,131)		(1,191)

* Before restructuring, impairment and disposals. Refer to supplementary information note 10 for reconciliation to the Group’s operating profit.

Highlights
  Group operating profit of £483m
  Underlying operating profit* of £503m, an improvement of £348m over 2004
  ‘Restoring Success’ delivered approximately 35% of the improvement
  Capital expenditure for the UK Restructuring element of Restoring Success has been completed
  Earnings per share increased to 7.56p
  Interim dividend of 0.5p per share
  Net debt at £1,131m now includes £268m impact of adopting IAS 32 and 39 from January 2005
Outlook for the second half of 2005
  The third quarter will be impacted by lower selling prices, the full effect of raw material cost increases and reduced steelmaking to align production with demand
  As the year progresses stock levels are expected to revert to normal and demand and selling prices are expected to improve gradually
  Further Restoring Success benefits including initial benefits from UK Restructuring will be progressively delivered in line with plan

From 2 January 2005, in line with all companies listed in the European Union, Corus is adopting International Financial Reporting Standards (IFRS) having previously reported its financial results under UK Generally Accepted Accounting Principles (UK GAAP). Further detail of this change in accounting policy is provided in Appendix 1.

Bertone museum, Italy The Bertone museum features Corus’ latest aluminium roofing product, a zinc-coated pre-weathered surface from Kalzip.

Corus Interim Report 2005 1
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Interim results summary
operating performance and are estimated to have accounted for some £120m or 35% of the increase in underlying operating profit.

At the end of the period, net debt was £1,131m. The increase compared to the year-end position (2004: £842m) is almost entirely attributable to the adoption of IAS 32 and 39 from January 2005, which require the Group to show drawings under its £275m debtor securitisation programme as net debt. On a comparable basis, the Group’s working capital management remains strong with working capital to turnover unchanged at 18%.

Restoring Success
Restoring Success, launched in June 2003, is designed to deliver EBITDA benefits of £680m per annum by the end of 2006. At the end of June 2005 annualised exit rate benefits of £480m were secured. Progress against the three separate initiatives is outlined above:

  Existing initiatives – including the ‘World Class IJmuiden’ (completed in 2004) and ‘High Performance Strip UK’ programmes to improve operational performance within our Strip Products Division. At the end of June 2005, existing initiatives have delivered EBITDA improvements of £214m on an annualised basis, 6 months ahead of plan;
Progress to date – Annualised exit rates (from June 2003)
Initiative	End 2006 targets	Progress to June 2005
Existing initiatives	£210m	£214m
UK restructuring	£120m	Benefits from H2 2005
New initiatives	£350m	£266m
Gross target	£680m	£480m

  UK restructuring – the capital investment related to this programme to improve the efficiency of the UK steelmaking assets was completed in the first half of the year. The benefits remain on course to be progressively delivered through the second half of 2005 and into 2006;
  New initiatives – related to the sharing and implementation of best practice across the Group and the enrichment of the product and customer mix towards premium end markets. Excellent progress continues to be made with new initiatives and this part of the programme also remains on track.

The competitive gap between Corus and the European operations of the Group’s peers, measured by the EBITDA to sales ratio, was estimated to have reduced from 6% in 2003, to 3.5% in 2004. While Corus has seen continued improvement in its financial performance, this gap is estimated to have widened to 4.2% in the first half of 2005. The widening is attributable to Corus’ lower exposure to annual contracts and a margin squeeze on long products manufactured through the blast furnace process route, as selling prices were reduced in response to lower scrap surcharges. The Group remains on track to deliver the full benefits of Restoring Success by the end of 2006.

The Corus Way
The Group has previously announced its longer-term perspective – the Corus Way – that will build on three business objectives: best supplier to best customers, world class processes and selective growth. The objectives are designed to differentiate Corus from its competitors and allow the Group to deliver value for its shareholders.

As part of the best supplier to best customer objective, new investment in the Group’s existing asset base in Western Europe will be focused on enriching the product mix. In February 2005, Corus announced a major investment of £130m at Scunthorpe to strengthen the Group’s

Sky Plaza, Hong Kong
Corus has won the largest single contract so far awarded by the Hong Kong Airport Authority. Sky Plaza will form part of a new commercial district within the airport complex, housing the new Hong Kong Trade Centre and offering 30,000 square metres of retail and entertainment facilities.

2 Corus Interim Report 2005
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Interim results summary

competitive position in the structural sections, rail and wire rod markets, by improving operational efficiency, product range and customer service. As part of world class processes, the implementation of continuous improvement will seek to improve operating effectiveness and secure cost reductions, based on principles of lean thinking. Significant investment is being made to support these activities. Finally, as part of selective growth, the Group will also look at external opportunities in low cost and high growth countries to further improve its competitive position.

Erdemir
The Group has previously expressed an interest in the privatisation of Erdemir, Turkey’s largest steel producer. Corus has determined not to proceed on a stand alone basis and will therefore explore opportunities to work jointly with a domestic partner.

Dividend
At the time of the Group’s preliminary results on 17 March 2005, the Board announced its intention to recommence dividend payments in respect of 2005. Furthermore, at the Group’s Annual General Meeting, on 16 June 2005, the Board also stated that it expected to declare a modest, initial dividend at the time of the Company’s interim 2005 results.

The Board is today declaring an interim dividend of 0.5p per share, which will be paid on 14 October 2005 to shareholders on the register at 16 September 2005. For American Depositary Receipt holders, the dividend is payable in US dollars on 24 October 2005 by the Depositary, The Bank of New York, to the ADR holders of record on 16 September 2005. The recommencement of dividends reflects the Board’s confidence in the underlying long-term recovery of the Group.

Outlook
Weak apparent demand in Europe has created downward pressure on selling prices and this has continued in the third quarter. To align production with demand, Corus has reduced steel production in this period by some 0.5mts. The full impact of the significant increases in raw materials will also be experienced in the third quarter.

Stock levels in North America have already returned to more normal levels with apparent demand showing signs of recovery and prices having stabilised. The European position is expected to follow the North American trend as imports stabilise and underlying consumption recovers in the second half of the year. As the balance between supply and demand is restored, European stocks are expected to revert to more normal levels as the year progresses and selling prices to recover gradually.

The Group’s Restoring Success programme is expected to continue to deliver benefits in line with plan. This includes the initial benefits from the UK investments that were successfully completed during the first half of the year.

Commenting on the interim result, Philippe Varin, Chief Executive said;
“Corus has delivered a strong financial performance in the first half of 2005, despite the more challenging market conditions. Restoring Success remains on track and provides a firm foundation going forward. The return to dividend payments indicates our confidence that Corus’ operational performance is being structurally improved”.

‘B of the Bang’, Manchester
‘ B of the Bang’ is the UK’s tallest sculpture. At 56 metres high the dramatic sculpture is intended to symbolise the
sound of a starting gun, and was created to celebrate the
city’s involvement in the 2002 Commonwealth Games.

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These interim results are prepared in accordance with the International Financial Reporting Standards (IFRS) accounting policies set out in Appendix 1. Guidance on the IFRS format and on definitions for the consolidated income statement, balance sheet and cash flow statement is also provided in Appendix 1.

Income statement
In the first half of 2005, profit after tax at £337m equates to an earnings per share of 7.56p, an increase of 5.62p when compared to the first half of 2004.

Group turnover increased by 19% in the first half of the year to £5,333m (2004: £4,477m) as a 30% increase in average revenue per tonne more than offset an 8% reduction in sales volumes to 10.3mt (2004: 11.2mt) . The steel divisions continued to benefit from higher average selling prices that have offset significant increases in raw material and energy costs. The average revenue per tonne for the steel divisions increased by 32% to £479, compared to £363 in 2004.

Sales volumes reduced as apparent demand slowed during the first half of the year due to a combination of high stocks through the supply chain and weak underlying consumption in some of Corus’ key European markets. Combined with higher imports, this hampered efforts to redress the stock build that occurred in the second half of last year. Market conditions are discussed in more detail under ‘Global steel market’.

Operating costs increased by 13% to £4,850m (2004: £4,282m) principally as a result of the significant increase in raw material and energy costs. The impact of further increases in input costs in 2005, particularly iron ore and coal, progressively increased operating costs through the second quarter.

Despite the increase in operating costs, the Group operating profit for the half-year increased to £483m (2004: £195m), as the result continued to benefit from higher average steel prices in the period and further benefits from the Group’s Restoring Success initiatives.

The operating profit included a net charge for restructuring and impairment costs of £29m (2004: £13m), mainly in respect of job losses related to new investment in the Long Products Division that will allow the transfer of UK rail production to Scunthorpe. Operating profit also included profit on the sale of fixed assets and Group undertakings of £9m (2004: £53m), particularly the sale of surplus land and property in the UK, the assets of the direct reduced iron facility in Mobile and Rafferty-Brown Steel, both located in the USA. The underlying operating profit, excluding restructuring and impairment costs and disposal profits, was £503m compared to £155m in the first half and £476m in the second half of last year.

Net finance costs were £49m in the first half of the year compared to £47m in 2004. Average debt decreased in the period, excluding the impact of IAS 32 and 39 explained in further detail below, however this was offset by higher average interest charges.

The share of post-tax profits of joint ventures and associated undertakings decreased to £1m (2004: £8m).

The Group’s net tax charge of £98m (2004: £69m) related entirely to the Group’s overseas operations.

Cash flow and net debt
There was a net cash inflow from operating activities of £119m during the half year. The operating profit of £483m and depreciation of £162m were partially offset by an increase in working capital requirements of £333m, reflecting higher debtors associated with the increase in average revenue and an increase in slab

Qatar Science and Technology Park
Corus supplied 8,500 tonnes of products from several
Corus business units worldwide, reflecting the scale
of construction taking place. The Qatar Foundation’s
Science and Technology Park is designed specifically
to provide an attractive home for technology-based
companies, accelerating Qatar’s move towards
a knowledge-based economy.

4 Corus Interim Report 2005
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Review of the period

stock ahead of next year’s blast furnace reline at IJmuiden. Interest payments were £71m in the first half of the year. Taxation paid was £113m reflecting the improvements in overseas profits. A net outflow of £170m was incurred on investing activities. Capital expenditure increased to £167m (2004: £139m) as the Group continued with its investment programme, including the completion of UK Restructuring capital expenditure in the period. After taking account of a £3m outflow on financing activities, cash and cash equivalents decreased by £54m (£58m including the impact of foreign exchange rate changes).

Net debt at £1,131m has increased by £289m from the end of 2004, almost entirely attributable to the first-time adoption of IAS 32 and 39. These standards require drawings under the Group’s debtor securitisation programme to be treated as debt, where previously the programme was shown as a reduction to debtors on the face of the balance sheet. Excluding the impact of IAS 32 and 39, net debt remained relatively unchanged from the 2004 year-end position.

Global steel market
The world steel market continued to be dominated by China, which now accounts for around 30% of global steel demand. China has historically been a net importer of steel, however in the first half of 2005 it exported around 2mt more than it imported, compared to a net import position of 15.5mt in the equivalent period of 2004, reflecting 28% growth in domestic production.

In the second half of 2004, the global steel industry recorded a significant increase in stock levels, particularly strip products, as growth in underlying consumption slowed. This slowdown created excess stocks in the supply chain, particularly in North America and Europe. Economic growth in Corus’ core European markets was relatively weak in the first half of 2005 with GDP growth estimates revised down to 1.2% year on year for the eurozone and 1.9% for the UK. Against this background, real steel consumption was virtually flat. In the automotive sector, declining output levels in Italy, the UK and France were only partially offset by Germany, where both domestic and export demand remained strong. Construction activity in the UK remained strong, however across Europe, sector output declined in the first half as improved activity in Spain, combined with rising order books in the Netherlands could not completely offset falling demand in Germany.

Weak underlying demand growth, combined with excess stocks, created downward pressure on selling prices as the first half of 2005 developed. Imports into Europe also increased significantly. The substantial increases in annual contract prices for iron ore and metallurgical coal at the start of 2005 encourages steel producers to limit supply to maintain profit margins. Corus has reduced production to align output to lower demand.

Stock levels in North America have already returned to normal levels. Lower domestic production and an easing in import pressure are expected to reduce European stock levels towards the end of the third quarter. Combined with an improvement in underlying consumption in the fourth quarter of 2005, prices are expected to improve as the second half progresses.

Group structure and divisional performance
The Group has four main operating divisions – Long Products, Strip Products, Distribution & Building Systems and Aluminium. The main component parts of these divisions are noted on the inside front cover.

Tranvía de Tenerife Corus will be supplying 3,000 tonnes of grooved rails to Tenerife for its new 20-kilometre tram system aimed at easing congestion and bringing environmental benefits.

Corus Interim Report 2005 5
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Strip Products Division

£ millions unless stated	First half 2005	First half 2004	Year 2004
Turnover	2,724	2,222	4,724
Deliveries (kt)	5,726	6,164	12,060
Operating result	407	142	417
Operating result (pre restructuring, impairment and disposals)	410	117	411

Gross turnover for the half year increased by 23% to £2,724m (2004: £2,222m). Total deliveries decreased by 7% to 5.7mt (2004: 6.2mt) however this was more than offset by an increase in average revenue per tonne of 32%. Intra-group deliveries accounted for 1.3mt, unchanged from 2004, equal to £535m of the division’s gross turnover (2004: £402m).

Operating profit improved by £265m to £407m (2004: £142m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by £293m. The first half of 2005 continued to benefit from higher selling prices and benefits from the Restoring Success initiatives, which offset further increases in raw material and energy costs. The improvement was delivered against the background of weaker steel demand, particularly in Europe; the impact of the stock build in the second half of 2004; and increased pressure from imports.

All of these factors contributed to the reduction in sales volume of 7%. The deterioration in market conditions created downward pressure on selling prices as the first half of 2005 progressed, however average spot prices for the period remained well ahead of the first half of 2004.

UK manufacturing output in the first half of 2005 was approximately 1% lower than in the first half of 2004. In the automotive sector, overall car production fell by 3%, largely due to the closure of MG Rover in April, but was partly offset by a 1% increase in commercial vehicle output. Whilst UK construction output grew modestly, the steel intensive industrial buildings sector remained flat. For the division’s main products, UK demand reduced by around 14%. Overall, the division’s UK market share for these products was broadly unchanged from the first half of 2004 at around 52%.

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Long Products Division

	First half	First half	Year
£ millions unless stated	2005	2004	2004

Turnover	1,444	1,275	2,605
Deliveries (kt)	3,728	4,181	8,172
Operating result	91	41	248
Operating result (pre restructuring, impairment and disposals)	105	20	162

Gross turnover of Long Products for the first half of 2005 was £1,444m (2004: £1,275m), of which £401m (2004: £327m) was intra-Group. The increase in turnover of 13% was achieved despite an 11% reduction in total deliveries to 3.7mt. The reduction in deliveries arose from a combination of the disposal of Tuscaloosa in July 2004 and demand weakness in the first half of the year. The division restricted output during the period, in response to weaker demand.

The operating profit increased to £91m in the period (2004: £41m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by £85m to £105m, reflecting the improved margins achieved through higher selling prices, enhancement of the product mix and benefits from Restoring Success initiatives. These more than offset rising raw material and energy costs.

Long product’s markets, particularly rods and sections, were also influenced by general developments in the global steel market, but to a lesser extent than strip products. Scrap prices declined significantly in the period, which was reflected in lower scrap surcharges across a range of long product’s markets. Spot selling prices for long products in Europe decreased by about 20% from the high point achieved in the last quarter of 2004, but by only 10% elsewhere in the world. Against the background of weaker scrap prices and lower price surcharges, margins could not be protected due to the division’s integrated process route.

In the UK, the construction market remained firm. Further recovery was evident in growth for commercial buildings, however the steel intensive industrial buildings sector remained weak, with only modest growth in public works. In Europe, construction output remained weak. Demand for shipbuilding, mining and yellow goods, remained firm with stronger demand for higher-grade products than commodity products. For engineering steels, demand from niche sectors such as aerospace remained firm, but activity in larger volume market sectors slowed.

In the first half of 2005, estimated UK demand for the division’s main products reduced by 15%, compared to the same period last year. Over the same period, Corus’ sales of these products to the UK market fell by 22%, reducing UK market share to an estimated 50% compared to 55% a year ago. This reduction reflects the division’s priority to restore the balance of supply and demand in the period.

World-Class processes
Left
The instalment of ‘Caster 3’ continuous slab caster at Port Talbot steel works in South Wales marks a key milestone in the implementation of the UK restructuring plan. The caster increases the plant’s annual steel slab output by 25% and gives it the capability to produce nearly 5mt per annum.

Right
As part of the UK restructuring plan, a £69m capital investment programme has been completed by Corus Engineering Steels, involving the commissioning of new plant for its facilities at Rotherham and Stocksbridge. This investment in the world’s best practices will secure long-term competitiveness and enhances product range, quality and consistency.

Corus Interim Report 2005 7
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Review of the period
Distribution & Building Systems Division

	First half	First half	Year
£ millions unless stated	2005	2004	2004

Turnover	1,585	1,225	2,606
Deliveries (kt)	3,337	3,210	6,348
Operating result	28	9	66
Operating result (pre restructuring, impairment and disposals)	30	12	79

Gross turnover of Distribution & Building Systems for the half year was £1,585m (2004: £1,225m), of which £37m (2004: £41m) was intra-Group. The increase of 29% was attributable to higher selling prices that improved average revenue per tonne by 24% and an increase in sales volume of 4% with total deliveries of 3.3mt (2004: 3.2mt) .

Weaker demand and the effects of excess stock in the supply chain have also caused a reduction in sales volume in distribution and building systems activities, but this has been more than offset by a significant increase in trading and project activities in the period.

The operating profit in the first half has improved by £19m to £28m (2004: £9m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by £18m, as margins increased combined with additional benefits from Restoring Success.

Sydney 2000
Corus has significant experience in the building of stadiums and is proud of its involvement in the Sydney 2000 Olympic games. Corus now looks forward to the opportunity to contribute towards London 2012.

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Aluminium Division

	First half	First half	Year
£ millions unless stated	2005	2004	2004

Turnover	564	537	1,092
Deliveries (kt)	330	330	656
Operating result	12	27	11
Operating result (pre restructuring, impairment and disposals)	17	28	53

Gross turnover of Aluminium for the half year was £564m (2004: £537m), of which £22m (2004: £17m) was intra-Group. The 5% increase when compared to 2004, was entirely attributable to an increase in average revenue per tonne due to higher metal prices in the period. Total deliveries remained unchanged. There were increased internal primary metal supplies from the smelters to downstream operations, reducing third party sales. Deliveries of extruded products showed a decrease of 4% due to poor market conditions, especially in Germany. However this was offset by a 3% increase in rolled product sales in the period.

In the first half of 2005, the divisional operating profit was £12m (2004: £27m). Excluding restructuring, impairment and disposals, the underlying operating profit deteriorated by £11m, reflecting increased energy and raw material costs for the smelter operations, some production problems in the rolling business during the period that have now been resolved, and weak demand and pricing in extrusions.

Global demand for aluminium improved by over 5% in the first half of 2005, mainly driven by strong growth in China, other Asian countries and South America. The North American and Eastern European markets also continued their healthy growth, but Western European growth was limited to 2% and the Japanese market stagnated. For the second consecutive year, the European market for rolled and extruded products grew by only 1%. European production of rolled products remained unchanged, while the consumption of extrusions, particularly in Germany, decreased.

Due to improved market conditions and global aluminium stock reductions, the LME (London Metal Exchange) metal price continued its upward trend. The underlying LME price for the first half of 2005 averaged US$1,850 per tonne, an increase of 16%. However, due to further weakening of the US dollar during the period, the Euro equivalent of the LME price increased by only 8.5% . In rolled products the metal price increase could generally be absorbed, but margins in extrusions declined.

Airbus A380
Corus Aluminium has secured a significant contract with Airbus over five years which is valued at a turnover of over US$550m spread equally over the life of the contract. Continuous development of products has enabled Corus to supply the aerospace market with innovative aluminium materials of highest quality.

Corus Interim Report 2005 9
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Central and other
There are certain other costs that are not allocated to divisions, including stewardship, corporate governance and country holdings; consolidation and statutory adjustments; and certain non-recurring costs. In the period, these costs amounted to £55m (2004: £24m) reflecting higher self insured losses, foreign exchange rate adjustments and refinancing charges.

Restructuring and impairment costs
Restructuring and impairment costs of £29m related to job losses associated with the transfer of rail production from Workington to Scunthorpe, redundancy and related costs for a series of ongoing efficiency measures across the Group and net charges to recognise impairments of some fixed assets. This compared with costs of £13m in the equivalent period of 2004 mainly related to the announced closure of the heavy section mill at Scunthorpe.

Acquisitions, disposals and investments
With effect from 2 January 2005, Corus entered into an agreement with a consortium of re-rolling companies (Duferco, Marcegaglia, Imsa and Dongkuk) to supply slab under a ten-year off-take contract from Teesside. As part of the UK restructuring programme, Teesside’s steelmaking capacity becomes surplus to the Group’s internal requirements. Under this agreement, the consortium will take slab production in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157m, of which US$73m will be received in 2005/06 and US$84m in deferred payments over the life of the contract. The consortium will contribute approximately 76% of the expected capital expenditure of the Teesside Cast Products business, estimated at US$100m.

On 21 January 2005 Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000, to Al Tuwairqi Group for a gross consideration of US$4m.

On 27 May 2005 Corus completed the disposal of substantially all the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA, to Coilplus Holdings Inc. for a gross consideration of US$21m (approximately £12m).

Accounting policies
These interim consolidated financial statements are for the six months ended 2 July 2005. They have been prepared on the basis of International Financial Reporting Standards (IFRS) since they are part of the period covered by the Group’s first financial statements to be prepared under IFRS, which will be for the year ended 31 December 2005. Corus has amended its accounting policies to comply with standards

ULCOS project team
Corus is involved in the Ultra Low CO2 Steelmaking Programme (ULCOS). ULCOS has ambitious targets, which aim to develop technologies that can achieve a 50% cut in CO2 emissions from iron ore-based steel production by the year 2050.

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Review of the period

issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that have been issued and are effective, or issued and early adopted, as at the time of preparing these statements. In particular, Corus has applied the amended approach to IAS 19 ‘Employee Benefits’ in December 2004, which allows actuarial gains and losses on retirement benefit plans to be recognised in retained earnings and presented in the statement of recognised income and expense. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

Corus group financial statements were previously prepared under UK Generally Accepted Accounting Principles (UK GAAP), until 1 January 2005, which differs in some areas from IFRS. In preparing these interim financial statements it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS. Details of all significant changes arising from the transition are explained in Appendix 1, including details of the Group’s revised accounting policies. The comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 and 39, which only applied from 2 January 2005 as described in Appendix 1.

Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2006. The Group’s assessment of the impact of these new standards and interpretations are as follows:

(i) IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’
Corus does not have any exploration and evaluation assets. This standard will not affect the Group’s financial statements.

(ii) IFRIC 4 ‘Determining whether an Arrangement contains a Lease’
The IFRIC issued IFRIC 4 in December 2004 and this interpretation is effective for accounting periods beginning on or after 1 January 2006, but calls for comparative period restatement. This effectively increases the scope of contracts that have to be treated as leases. It may capture arrangements where Corus is reliant on the use of specific third party assets and it utilises most of their output. Each arrangement must then be assessed as to whether it is deemed to be an operating or a finance lease. The potential implication of this interpretation is the grossing up on the balance sheet of assets and borrowings if finance leases are identified. Corus is currently reviewing the impact of this interpretation, and has therefore elected not to adopt it early for these interim statements.

(iii) IFRIC 5 ‘Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’
Corus does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group’s financial statements.

(iv) IFRS 7 ‘Financial Instruments: Disclosures’
The IASB issued IFRS 7 on 18 August 2005 and the statement is effective for periods beginning on or after 1 January 2007. Corus will assess the application of this standard in completing future financial statements.

CEO award for safety The team from Corus Distribution and Building Systems, Northern Ireland, pick up their CEO award for safety performance.

Corus Interim Report 2005 11
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Consolidated income statement

	Note	Unaudited 6 month to 2 July 2005 £m		. Unaudited 6 months to 3 July 2004 £m		Unaudited 12 months to 1 January 2005 £m
Group turnover	1	5,333		4,477		9,332
Total operating costs	3	(4,850)		(4,282)		(8,670)
Group operating profit	5	483		195		662
Finance costs	6	(63)		(51)		(129)
Finance income	6	14		4		13
Share of post-tax profits of joint ventures and associated undertakings		1		8		21
Profit before taxation		435		156		567
Taxation	7	(98)		(69)		(126)
Profit after taxation		337		87		441
Attributable to:
Equity holders of the parent		335		86		447
Minority interests		2		1		(6)
		337		87		441

Earnings per share
Basic earnings per ordinary share		7.56	p	1.94	p	10.07	p
Diluted earnings per ordinary share		7.00	p	1.87	p	9.43	p

All results arise from continuing activities.

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Consolidated balance sheet

	Unaudited 2 July 2005 £m	Unaudited 3 July 2004 £m	Unaudited 1 January 2005 £m
Non-current assets
Goodwill	82	98	85
Intangible assets	46	33	39
Property, plant and equipment	2,745	2,624	2,793
Equity accounted investments	100	102	109
Other financial assets	103	71	66
Retirement benefit assets	176	293	311
Deferred tax assets	175	172	174
	3,427	3,393	3,577
Current assets
Inventories	1,972	1,500	1,732
Trade and other receivables	1,782	1,457	1,382
Other financial assets	98	–	–
Short term investments	1	4	11
Cash and cash equivalents	640	236	589
	4,493	3,197	3,714
TOTAL ASSETS	7,920	6,590	7,291
Current liabilities
Short term borrowings	(149)	(101)	(47)
Trade and other payables	(1,781)	(1,541)	(1,742)
Current tax liabilities	(81)	(102)	(117)
Other financial liabilities	(18)	–	–
Short term provisions and other liabilities	(144)	(125)	(159)
	(2,173)	(1,869)	(2,065)
Non-current liabilities
Long term borrowings	(1,623)	(1,330)	(1,395)
Deferred tax liabilities	(134)	(118)	(137)
Retirement benefit obligations	(479)	(443)	(455)
Provisions for liabilities and charges	(117)	(124)	(122)
Other non-current liabilities	(27)	(27)	(26)
Accruals and deferred income	(67)	(36)	(33)
	(2,447)	(2,078)	(2,168)
TOTAL LIABILITIES	(4,620)	(3,947)	(4,233)
NET ASSETS	3,300	2,643	3,058
Equity
Called up share capital	1,697	1,696	1,696
Share premium account	171	167	168
Statutory reserve	2,338	2,338	2,338
Other reserves	201	201	201
Profit and loss account	(1,134)	(1,797)	(1,378)
Equity attributable to equity holders of parent	3,273	2,605	3,025
Minority interests	27	38	33
TOTAL EQUITY	3,300	2,643	3,058

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Statement of recognised income and expense

	Unaudited 6 months to 2 July 2005 £m	Unaudited 6 months to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £m
Profit after taxation	337	87	441
Actuarial losses on defined benefit plans	(150)	(64)	(64)
Net movement on fair values of cash flow hedges	37	–	–
Revaluation of available for sale investments	2	–	–
Deferred tax on items taken directly to reserves	32	19	19
Revaluation of goodwill due to exchange	(3)	–	–
Exchange movements on currency net investments	(38)	(57)	(2)
Total recognised income/(expense) relating to the period	217	(15)	394
Attributable to:
Equity holders of the parent	215	(16)	400
Minority interests	2	1	(6)
	217	(15)	394

Reconciliation of movements in equity
	Unaudited 2 July 2005 £m	Unaudited 3 July 2004 £m	Unaudited 1 January 2005 £m
Total equity at beginning of period	3,058	2,658	2,658
Adoption of IAS 32 and IAS 39	16	–	–
Total equity at beginning of period – restated	3,074	2,658	2,658
Total recognised income and expense attributable to equity holders of the parent	215	(16)	400
Issue of conditional share awards	5	1	4
New shares issued	4	–	1
Dividends declared	–	–	–
Minority interests	2	–	(5)
Total equity at end of period	3,300	2,643	3,058

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Consolidated cash flow statement
	Note	Unaudited 6 months to 2 July 2005 £m	Unaudited 6 months to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £ m
Operating activities
Cash generated from operations	8	300	(33)	578
Interest paid		(71)	(57)	(104)
Premium received on issue of new loans		–	–	8
Premium paid on redemption of Eurobond		–	–	(9)
Issue costs of new loans		–	–	(15)
Interest element of finance lease rental payments		(1)	(1)	(2)
UK corporation tax received		4	–	–
Taxation paid		(113)	(51)	(93)
Net cash inflow/(outflow) from operating activities		119	(142)	363
Investing activities
Purchase of property, plant and equipment		(181)	(125)	(312)
Proceeds from sale of property, plant and equipment		9	28	37
Purchase of intangible assets		(14)	(2)	(10)
Purchase of other fixed asset investments		(32)	(12)	(12)
Investments in joint ventures and associated undertakings		–	–	(5)
Loans to joint ventures and associated undertakings		–	(1)	(1)
Repayment of loans by joint ventures and associated undertakings		–	1	6
Purchase of subsidiary undertakings and businesses, net of cash acquired		–	–	(11)
Sale of subsidiary undertakings and businesses		19	30	95
Sale of joint ventures and associated undertakings		–	–	2
Interest received		12	4	12
Dividends received		7	2	4
Sale/(purchase) of short term investments		10	2	(5)
Net cash outflow from investing activities		(170)	(73)	(200)
Financing activities
Issue of new shares		4	–	1
Proceeds from borrowings		2	146	558
Repayments of borrowings		(8)	(53)	(503)
Capital element of finance lease rental payments		(1)	–	(1)
Dividends paid		–	–	–
Net cash (outflow)/inflow from financing activities		(3)	93	55
Net (decrease)/increase in cash and bank overdrafts		(54)	(122)	218
Cash and bank overdrafts at beginning of period		557	340	340
Effect of foreign exchange rate changes		(4)	(9)	(1)
Cash and bank overdrafts at end of period		499	209	557
Cash and bank overdrafts comprise:
Cash and cash equivalents		640	236	589
Bank overdrafts		(141)	(27)	(32)
		499	209	557

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Reconciliation of net cash flow to movement in net debt
	Unaudited 6 months to 2 July 2005 £m	Unaudited 6 months to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £m
(Decrease)/increase in cash and bank overdrafts	(54)	(122)	218
(Decrease)/increase in short term investments	(10)	(2)	5
Decrease/(increase) in debt	7	(93)	(54)
Premium received on issue of loans	–	–	(8)
Issue costs of new loans	–	–	15
Change in net debt resulting from cash flows in period	(57)	(217)	176
Net funds from acquisitions	–	–	3
Effect of foreign exchange rate changes	43	29	(9)
Other non-cash changes	(7)	(2)	(11)
Movement in net debt during the period	(21)	(190)	159
Net debt at beginning of the period	(842)	(1,001)	(1,001)
Adoption of IAS 32 and IAS 39	(268)	–	–
Net debt at end of the period	(1,131)	(1,191)	(842)

Analysis of net debt
	Unaudited 2 July 2005 £m	Unaudited 3 July 2004 £m	Unaudited 1 January 2005 £m
Cash and cash equivalents (excluding bank overdrafts)	640	236	589
Bank overdrafts	(141)	(27)	(32)
Short term investments	1	4	11
Long term borrowings	(1,593)	(1,302)	(1,367)
Other loans	(7)	(73)	(14)
Obligations under finance leases	(31)	(29)	(29)
	(1,131)	(1,191)	(842)

16 Corus Interim Report 2005
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Supplementary information
1.a Turnover by division

	Unaudited 6 months to 2 July 2005 £m	Unaudited 6 month to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £m
Strip Products	2,724	2,222	4,724
Long Products	1,444	1,275	2,605
Distribution & Building Systems	1,585	1,225	2,606
Aluminium	564	537	1,092
Central & other	34	32	67
Gross turnover	6,351	5,291	11,094
Less: intra-group turnover	(1,018)	(814)	(1,762)
Group turnover	5,333	4,477	9,332
comprising:
Strip Products	2,189	1,820	3,883
Long Products	1,043	948	1,855
Distribution & Building Systems	1,548	1,184	2,534
Aluminium	542	520	1,052
Central & other	11	5	8
Group turnover	5,333	4,477	9,332

1.b Group turnover by destination

UK	1,472	1,282	2,614
Europe (excluding UK)	2,849	2,373	4,983
North America	446	466	923
Other areas	566	356	812
	5,333	4,477	9,332

2.a Sales volume by division

	Kt	Kt	Kt
Strip Products	5,726	6,164	12,060
Long Products	3,728	4,181	8,172
Distribution & Building Systems	3,337	3,210	6,348
Aluminium	330	330	656
Central & other	–	–	–
Gross sales volume	13,121	13,885	27,236
Less: intra-group	(2,814)	(2,665)	(5,713)
Group sales volume	10,307	11,220	21,523
comprising:
Strip Products	4,435	4,890	9,574
Long Products	2,333	2,822	5,110
Distribution & Building Systems	3,216	3,183	6,195
Aluminium	323	325	644
Central & other	–	–	–
Group sales volume	10,307	11,220	21,523

Corus Interim Report 2005 17
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Supplementary information
2.b Group sales volume by destination

	Unaudited 6 months to 2 July 2005 Kt	Unaudited 6 months to 3 July 2004 Kt	Unaudited 12 months to 1 January 2005 Kt
UK	2,869	3,391	6,336
Europe (excluding UK)	5,420	5,648	10,989
North America	795	1,098	1,958
Other areas	1,223	1,083	2,240
	10,307	11,220	21,523

3. Total operating costs

	£m	£m	£m
Raw materials and consumables	2,391	1,964	4,178
Maintenance costs (excluding own labour)	406	388	808
Other external charges	762	693	1,343
Employment costs	960	887	1,789
Depreciation and amortisation (net of grants released)	162	143	306
Other operating costs	309	311	556
Changes in stock	(119)	(44)	(213)
Own work capitalised	(12)	(7)	(19)
Profit on disposal of fixed assets	(8)	(27)	(34)
Profit on disposal of group undertakings	(1)	(26)	(44)
	4,850	4,282	8,670

4. Restructuring, impairment and disposals

	£m	£m	£m
As included in total operating costs:
Redundancy and related costs	17	13	26
Accelerated depreciation	7	(9)	(19)
Accelerated amortisation	–	–	22
Other asset write-downs	1	9	13
Other rationalisation costs	4	–	5
	29	13	47
Profit on disposal of fixed assets	(8)	(27)	(34)
Profit on disposal of group undertakings	(1)	(26)	(44)
	20	(40)	(31)
comprising:
Strip Products	3	(25)	(6)
Long Products	14	(21)	(86)
Distribution & Building Systems	2	3	13
Aluminium	5	1	42
Central & other	(4)	2	6
	20	(40)	(31)

18 Corus Interim Report 2005
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Supplementary information
5. Group operating result

	Unaudited 6 months to 2 July 2005 £m	Unaudited 6 months to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £m
After restructuring, impairment and disposals:
Strip Products	407	142	417
Long Products	91	41	248
Distribution & Building Systems	28	9	66
Aluminium	12	27	11
Central & other	(55)	(24)	(80)
	483	195	662
Before restructuring, impairment and disposals:
Strip Products	410	117	411
Long Products	105	20	162
Distribution & Building Systems	30	12	79
Aluminium	17	28	53
Central & other	(59)	(22)	(74)
	503	155	631

6. Financing items

	£m	£m	£m
Interest payable:
Bank and other borrowings	(58)	(50)	(117)
Accretion of convertible bonds	(4)	–	–
Finance leases	(1)	(1)	(1)
Charges arising on redemption of bond	–	–	(11)
Finance costs	(63)	(51)	(129)
Interest receivable	11	4	13
Fair value gains – convertible bond equity options	3	–	–
Finance income	14	4	13
	(49)	(47)	(116)

7. Taxation

	£m	£m	£m
UK corporation tax	77	9	55
Double tax relief	(77)	(9)	(55)
Overseas prior year (credit)/charge	(7)	1	(1)
Overseas taxes	89	56	106
Current tax	82	57	105
UK deferred tax	–	5	13
Overseas deferred tax	16	7	8
	98	69	126

Deferred tax assets amounting to £175m have been recognised at 2 July 2005 (1 January 2005: £174m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of £1,614m (1 January 2005: £1,706m) of which £1,080m (1 January 2005: £1,218m) are UK losses.

Corus Interim Report 2005 19
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Supplementary information
8. Reconciliation of cash generated from operations

	Unaudited 6 months to 2 July 2005 £ m	Unaudited 6 months to 3 July 2004 £m	Unaudited 12 months to 1 January 2005 £m
Profit after taxation	337	87	441
Adjustments for:
Tax	98	69	126
Depreciation and amortisation (net of grants released)	162	143	306
Profit on disposals	(9)	(53)	(78)
Interest income	(14)	(4)	(13)
Interest expense	63	51	129
Share of results of joint ventures and associated undertakings	(1)	(8)	(21)
Restructuring costs (excluding accelerated depreciation)	22	22	44
Utilisation of rationalisation provisions	(26)	(25)	(49)
Increase in stocks	(280)	(149)	(357)
Increase in debtors	(187)	(360)	(273)
Increase in creditors	134	182	290
Other movements (net)	1	12	33
Net cash inflow/(outflow) generated from operations	300	(33)	578

9. Capital expenditure

	£m	£m	£m
Purchase of tangible fixed assets	181	125	312
Movement in capital creditors	(14)	14	65
	167	139	377

10. Reconciliation of Group operating profit to EBITDA

	£m	£m	£m
before restructuring, impairment and disposals
Group operating profit	483	195	662
Restructuring costs	29	13	47
Profit on disposals	(9)	(53)	(78)
Underlying operating profit	503	155	631
Depreciation and amortisation (net of grants released and excluding accelerated depreciation and amortisation)	155	152	303
EBITDA before restructuring, impairment and disposals	658	307	934
comprising:
Strip Products	500	207	583
Long Products	138	54	225
Distribution & Building Systems	40	23	104
Aluminium	36	48	91
Central & other	(56)	(25)	(69)
EBITDA before restructuring, impairment and disposals	658	307	934

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Supplementary information
11. Employees

	Unaudited 6 months to 2 July 2005 Number	Unaudited 6 months to 3 July 2004 Number	Unaudited 12 months to 1 January 2005 Number
Average weekly numbers employed:
UK	24,400	24,500	24,500
Netherlands	11,300	11,400	11,300
Germany	5,700	5,900	5,900
Other countries	6,900	7,100	6,900
	48,300	48,900	48,600
Numbers employed at end of period:
UK	24,200	24,300	24,400
Netherlands	11,300	11,300	11,200
Germany	5,700	5,800	5,800
Other countries	6,900	7,100	6,900
	48,100	48,500	48,300
comprising:
Strip Products	22,400	22,300	22,600
Long Products	12,800	13,400	12,900
Distribution & Building Systems	5,900	5,900	5,800
Aluminium	5,700	5,700	5,700
Central & other	1,300	1,200	1,300
	48,100	48,500	48,300

12. Post balance sheet event

The statutory reserve of £2,338m, as disclosed in the balance sheet, arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance £381m was originally set aside as available for distribution; the balance of £1,957m were restricted reserves which could only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.

Corus Interim Report 2005 21
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Independent review report to Corus Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 2 July 2005 which comprises the consolidated income statement, statement of recognised income and expense, consolidated balance sheet information as at 2 July 2005, consoildated cash flow statement and associated notes, including accounting policies and basis of preparation. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. The IFRS information previously published on 23 May 2005, as referred to in Appendix 1, does not form part of this review.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Appendix 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Appendix 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in Appendix 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 2 July 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
25 August 2005

22 Corus Interim Report 2005
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Appendix 1 – Transition to IFRS
Introduction
Corus prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Standard Accounting Practice and in compliance with the Companies Act 1985. With effect from 2 January 2005 Corus will prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together ‘IFRS’). The standards to be applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board (‘IASB’) and endorsed by the European Union (‘EU’) as at 31 December 2005. Corus presents below the details of the accounting policies and the transitional exemptions or choices it has applied in adopting IFRS. Reconciliations of retained profit and equity for the comparative periods are shown to illustrate the impact of the move from UK GAAP to IFRS. Corus has previously published a more detailed description of the move to IFRS and the nature of reconciling items from UK GAAP at the date of transition (being 4 January 2004), and this is available on the website at www.corusgroup.com

Group accounting policies under IFRS

I Basis of preparation
These interim financial statements have been prepared, for the first time, on the basis of the IFRS accounting policies set out below. The disclosures required by IFRS 1 concerning the transition from UK GAAP are also given below. Corus has chosen an adoption date to IFRS of 4 January 2004 (the start of its 2004 financial year). These policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments under IAS 32 and 39. Corus has made use of the exemption available under IFRS 1 to only apply these two standards from 2 January 2005.

The adoption of IAS 32 and IAS 39 as at 2 January 2005 principally resulted in:

(a)	The measurement of available for sale investments at fair value.
(b)	The measurement of all derivative financial instruments at fair value.
(c)	The classification of drawings under the securitisation programme as indebtedness.
(d)	The classification of non-equity minority interests as indebtedness.

At 2 January 2005, these changes resulted in increases in net assets of £16m and net debt of £268m.

The accounts have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, and financial assets and liabilities held for trading.

The preparation of accounts in accordance with IFRS requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;
(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and
(iii)	reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.

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Appendix 1 – Transition to IFRS

II Basis of consolidation
The consolidated income statement, balance sheet and cash flow statement include the Company and its subsidiaries. They also include the Group’s share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the equity method of consolidation. The profits or losses of subsidiaries, joint ventures and associates acquired or sold during the period are included from the date of acquisition or up to the date of their disposal.

III Business combinations
On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any excess of the fair value of consideration given over the fair values of the Group’s share of the identifiable net assets acquired is treated as goodwill. If the fair value of the net assets acquired exceeds the fair value of consideration then these fair values are reassessed before taking the remainder as a credit to profit or loss in the period of acquisition.

Goodwill is recognised as an asset and, although it is not amortised, it is reviewed for impairment annually and whenever there is a possible indicator of impairment. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or joint venture, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP values, as no adjustment was required on transition. These have also been subject to impairment tests at that date and will continue to be, at least, annually. Goodwill written off immediately to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the assets to which it related.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

IV Turnover
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts due for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

V Provisions
Provisions for rationalisation and related measures, environmental remediation and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. This involves a series of management judgments and estimates that are based on past experience of similar events and third party advice where applicable.

In particular, redundancy provisions are made where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date.

Corus participates in the EU emission rights trading scheme and intends to recognise a provision in relation to carbon dioxide quotas if there is any anticipated shortfall in the level of quotas received when compared with actual emissions in a given period.

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VI Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Costs incurred on individual development projects are recognised as intangible assets from the date that all of the following conditions are met:

(i)	completion of the development is technically feasible;
(ii)	it is the intention to complete the intangible asset and use or sell it;
(iii)	it is clear that the intangible asset will generate probable future economic benefits;
(iv)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(v)	it is possible to reliably measure the expenditure attributable to the intangible asset during its development.

Recognition of costs as an asset is stopped when the project is complete and available for its intended use, or if these criteria no longer apply. The approach to amortisation and impairment of intangible fixed assets is described in XVII.

Where development activities do not meet the conditions for recognition as an asset, any associated expenditure is treated as an expense in the period in which it is incurred.

VII Patents, trademarks and software
Patents, trademarks and software are included in the balance sheet as intangible assets where they are clearly linked to long term economic benefits for the Group. In this case they are measured initially at purchase cost and then amortised on a straight-line basis over their estimated useful lives.

All other costs on patents, trademarks and software are expensed in the income statement as incurred.

VIII Government grants
Grants related to expenditure on property, plant and equipment are credited to the income statement over the useful lives of qualifying assets. Total grants received less the amounts credited to the income statement at the balance sheet date are included in the balance sheet as deferred income.

IX Insurance
Certain of the Group’s insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV. With the exception of certain employer’s liability, all insurance business is accounted for on an annual basis and is dealt with as part of the operating costs in these accounts. In the case of certain employer’s liability business, the results of each underwriting year are determined at the end of the third year at which time any profits or losses arising are recognised; in the interim, the level of insurance provisions is kept under review and, where appropriate, adjustments are made. Insurance premiums in respect of insurance placed with third parties are charged to the income statement in the period to which they relate.

X Share-based payments
In accordance with the transitional provisions, the Group has applied the requirements of IFRS 2 ‘Share-based payments’ to all grants of equity instruments after 7 November 2002 that were unvested at the date of transition to IFRS.

The Group issues equity settled share-based payments to certain employees. These are measured at fair value at the date of grant. This fair value is then expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares

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that will eventually vest. Fair value is measured by use of a modified binomial model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The charge is adjusted at each balance sheet date to reflect the actual number of forfeitures, cancellations and leavers during the period.

The Group also provides employees with the ability to purchase the Group’s ordinary shares at a discount to the current market value. An expense is recorded for this, based on an estimate of the discount related to shares expected to vest, on a straight-line basis over the vesting period.

XI Retirement benefit costs
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has early adopted the amendment to IAS 19 (as issued in December 2004) to allow actuarial gains and losses to be recognised in retained earnings and presented in the statement of recognised income and expense. In applying IAS 19, in relation to retirement benefits costs, the current service cost, interest cost and expected return on plan assets have been treated as a net expense within employment costs.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

XII Interest
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Unamortised amounts are shown in the balance sheet as part of the outstanding balance of the related security. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

XIII Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

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Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. In contrast, deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised (which, in particular, requires an assessment of the time horizon over which taxable profits will arise to offset brought forward losses). Liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

All deferred tax balances are calculated using the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. This means using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another.

Both current and deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

XIV Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date. Income statement items and cash flows are translated into sterling at the average rates for the financial period.

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit or loss items from average to closing rate are recorded as movements on reserves.

Exchange gains and losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (see note XV below for details of the Group’s accounting policies in respect of such derivative financial instruments).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

XV Financial instruments
Up to 1 January 2005
The Group used a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments were used as a means of hedging exposure to price and foreign currency risks connected to contracted sales and purchases, or existing assets and liabilities. The Group did not hold or issue derivative financial instruments for trading purposes.

Forward contracts and commodity futures were used, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options were translated into sterling at contract

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rates. No account was taken of the potential but unrealised profits or losses on open forward contracts or options which were intended as a hedge against future contracted transactions; such profits and losses were accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the income statement. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in the income statement.

From 2 January 2005
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The detailed accounting treatment for such items can differ, as described in the following sections:

(a) Trade receivables
Trade receivables do not carry any interest and are stated at their amortised cost, as reduced by appropriate allowances for any impairment.

(b) Investments
Investments are initially measured at fair value, which includes transaction expenses. In addition they are classified as either held for trading or available for sale, and are subsequently measured at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

(c) Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the individual contractual arrangements.

(d) Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. These borrowings are subsequently stated at amortised cost.

(e) Convertible loan notes
Convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, is treated as equity. Where the convertible bonds are issued in a currency other than sterling, this instrument is recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in the income statement.

The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note.

Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

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(f) Trade payables
Trade payables are not interest bearing and are stated at their amortised cost.

(g) Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(h) Derivative financial instruments and hedge accounting
In the ordinary course of business Corus uses certain derivative financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and LME contracts. The instruments are employed as hedges of transactions included in the accounts or forecast for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the Aluminium division, which may extend up to four years.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the associated derivative are also recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in the income statement.

XVI Property, plant and equipment
Property, plant and equipment is recorded at original cost less accumulated depreciation and any recognised impairment loss. Cost includes professional fees, and, for assets constructed by the Group, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Commissioning costs and interest attributable to expenditure on assets in the course of construction are written off to the income statement as incurred. Assets in the course of construction are depreciated from the date on which they are ready for their intended use.

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The gain or loss arising on disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognised in income.

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.

Subsequent costs are included in the carrying value of an asset when it is probable that additional future economic benefits will flow to the Group and the cost of the item can be measured reliably. All other repairs and renewals are charged to the income statement as incurred.

XVII Depreciation, amortisation and impairment of tangible and intangible fixed assets
Depreciation or amortisation is provided so as to write off, on a straight-line basis, the cost of tangible and intangible fixed assets including those held under finance leases. These charges are commenced from the dates the assets are available for their intended use and are spread over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation or amortisation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that an impairment loss needs to be recognised, as discussed below. No further charges are provided in respect of assets that are fully written down but are still in use.

The estimated useful lives for the main categories of tangible and intangible assets are:
Freehold and long leasehold buildings that house plant and other works buildings		25 years
Other freehold and long leasehold buildings		50 years
Plant and machinery:
Iron and steelmaking	maximum	25 years
IT hardware and software	maximum	8 years
Office equipment and furniture		10 years
Motor vehicles		4 years
Other	maximum	15 years
Patents and trademarks		4 years
Product and process development costs		5 years
Investment property		50 years

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. The discount rate applied in the period of 9.5% was based upon the Group’s long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

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Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

XVIII Investment property
Property held to earn rental and/or for capital appreciation is classified as investment property and is recorded at cost less accumulated depreciation and any recognised impairment loss.

XIX Leases
Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the period of the lease.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

XX Joint ventures and associates
The results and assets and liabilities of joint ventures and associates are incorporated in the accounts using the equity method of accounting, except where classified as held for sale (see note XV (b)).

Investments in joint ventures and associates are initially measured at cost. Any excess of the cost of acquisition over the Group’s share of the fair values of the identifiable net assets acquired is included within goodwill (which is subsequently tested for impairment on an annual basis). Any deficiency of the cost of acquisition below the Group’s share of the fair values of the identifiable net assets acquired is credited to profit or loss in the period of acquisition. The Group’s share of post acquisition profits and losses are recognised in the income statement, and its share of post acquisition movement in reserves are recognised directly in reserves. Losses of associates in excess of the Group’s interest in those associates are not recognised, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions with joint ventures or associates are eliminated and, where material, the results of associates and joint ventures are modified to conform to the Group’s policies.

XXI Non-current assets held for sale
From 2 January 2005
Non-current assets, and disposal groups, classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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XXII Inventories
Inventories of raw materials are valued at the lower of cost and net realisable value. Cost is determined using the ‘first in first out’ method. Inventories of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling and distribution. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category-by-category basis.

XXIII Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

XXIV Segmental reporting
Corus is organised into a structure that comprises four main operating divisions: Strip Products, Long Products, Distribution & Building Systems and Aluminium. This structure reflects the dominant source and nature of the Group’s operational risks and returns. So these business divisions are used as the primary format for segmental reporting. Segment assets are operational assets used in normal day-to-day activities. They include attributable goodwill, intangible assets, property, plant and equipment, inventories and operational receivables. They do not include cash, short-term investments, tax assets and other non-current financial assets. Segment liabilities are also those resulting from the normal activities of the division, excluding tax liabilities and indebtedness. Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent the Group’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short-term investments. Segment liabilities are those arising within each region, excluding indebtedness.

Transition effects
IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Corus has taken the following key exemptions:

(a)	Employee benefits: At the transition date for IAS 19, all cumulative actuarial gains and losses have been recognised in the balance sheet within pension assets or pension liabilities. Subsequently, actuarial gains and losses will be recognised immediately and taken to reserves through the Statement of recognised income and expense.

(b)	The effect of changes in foreign exchange rates: Under IAS 21, cumulative translation differences on the consolidation of subsidiaries are being accumulated for each individual subsidiary from the date of transition to IFRS and not from the original acquisition date.

(c)	Financial instruments: Financial instruments will be designated as a financial asset or liability at fair value (with the fair values taken through the income statement) or as available for sale on the adoption date of 2 January 2005, rather than at the date of initial recognition. IAS 32, IAS 39 and IFRS 4 will not be applied to the comparative financial statements included in the first set of IFRS accounts. Financial instruments in 2004 are recorded on the existing UK GAAP basis.

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(d)	Share-based payment: IFRS 2 has been adopted from the transition date and is only being applied to equity instruments (for example share options and share scheme awards) granted on or after 7 November 2002 and not vested as at 4 January 2004. Corus has elected not to take up the option of full retrospective application of the standard.

(e)	Business combinations: IFRS 3 will be applied prospectively from the transition date to IFRS with no restatement of previous business combinations (including the acquisition of Koninklijke Hoogovens NV).

As well as the above exemptions, IAS 31 ‘Interests in Joint Ventures’ allows a choice of equity accounting or proportional consolidation for joint ventures. Corus has chosen to continue to equity account for its investments in joint ventures and associated undertakings.

In addition Corus has only applied IFRS 5 ‘Assets held for sale and discontinued operations’ prospectively from 2 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 2 January 2005. Corus did not have any assets that met the held for sale criteria during the six months to 2 July 2005 period presented above, and therefore no adjustments have been necessary.

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Reconciliations of UK GAAP to IFRS
for comparative periods
The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at 4 January 2004, 3 July 2004 and 2 January 2005.

			30 June	2 January
			2004	2005
	Note		£m	£m
Retained profit under UK GAAP			100	446
IFRS 3 – non amortisation of goodwill	(a)		4	6
IFRS 3 – no recycling of goodwill on disposals	(b)		–	10
IAS 12 – no discounting of deferred taxes	(c)		(9)	(13)
IAS 19 – pension costs	(d)		–	(14)
IAS 19 – post retirement benefits	(e)		(3)	11
IAS 19 – other employee benefits	(f)		(6)	(5)
IAS 38 – software and development costs	(g)		–	5
IFRS 2 – share based payments	(j)		–	1
Retained profit under IFRS			86	447

		4 January	30 June	2 January
		2004	2004	2005
	Note	£m	£m	£m
Total equity under UK GAAP		2,843	2,881	3,300
IFRS 3 – non amortisation of goodwill	(a)	–	4	6
IAS 12 – no discounting of deferred taxes	(c)	(6)	(14)	(19)
IAS 19 – pension costs	(d)	(176)	(216)	(224)
IAS 19 – post retirement benefits	(e)	3	4	3
IAS 19 – other employee benefits	(f)	(35)	(42)	(44)
IAS 38 – software and development costs	(g)	14	14	21
IAS 17 – finance leases	(h)	9	9	9
IAS 21 – functional currencies	(i)	6	3	6
Total equity under IFRS		2,658	2,643	3,058

Notes
(a)	Under IFRS, goodwill is considered to have an indefinite life and is not amortised, but is subject to an impairment review on transition and annually thereafter.
(b)	Under UK GAAP, on all acquisitions prior to 1 April 1998 Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill was transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related. From 1 April 1998, goodwill on acquisitions was held as an intangible asset in the balance sheet and amortised over its estimated useful life, normally no longer than 20 years. Only the unamortised portion was included in the gain or loss recognised in the period of disposal. Under IFRS there is no requirement for this ‘recycling’ of goodwill on disposals.
(c)	Under UK GAAP, Corus chose the option to discount deferred tax balances. Under IFRS, the discounting of deferred tax is not permitted and the reversal of the effect of discounting gives rise to a transition adjustment.
(d)	Under UK GAAP, Corus provided for pensions in accordance with SSAP 24 ‘Accounting for pension costs’, having decided against the early adoption of the recognition and measurement criteria of FRS 17 ‘Retirement benefits’. Nevertheless, detailed disclosures were made in line with the transitional requirements of FRS 17. Under IFRS, IAS 19 ‘Employee Benefits’ uses a similar approach as FRS 17 to calculate a current service cost, interest cost and expected return on assets for defined benefit pension plans.
(e)	Under UK GAAP, Corus provided for post retirement benefits in accordance with SSAP 24. The enactment of the Medicare Prescription Drug, Improvement and Modernization Act in the USA has significantly reduced the liabilities of defined benefit post retirement healthcare plans of certain subsidiary companies at December 2004. Under IFRS, the reduction in liabilities is credited immediately to the income statement as an adjustment to employment costs for post retirement benefits.

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(f)	Under UK GAAP, Corus provided for other employee benefits in accordance with FRS 12 ‘Provisions, Contingent Liabilities and Contingent Assets’. This means provision was made when an obligation had actually arisen and there was a probable future transfer of economic benefits to settle the obligation. Under IFRS, IAS 19 is more prescriptive in its approach to other employee benefits such as overtime, holiday pay, disability pay and long service awards.
(g)	Under UK GAAP, Corus policy has been to expense all software costs immediately, other than software used to operate plant and machinery, and specific material projects. Under IFRS, intangible assets must be recognised if they meet the criteria specified in IAS 38, necessitating a change in the Corus policy. There is a similar change between UK GAAP and IFRS in respect of development costs, but Corus has only identified limited amounts that meet the strict criteria of IAS 38.
(h)	Under UK GAAP, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. Conversely, it is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership. Under IFRS, similar conditions apply but IAS 17 requires finance leases for land and buildings to be split, with the land element generally being classified as an operating lease.
(i)	Under UK GAAP, the goodwill that arose through the acquisition accounting for Corus Nederland BV (formerly Koninklijke Hoogovens NV) was denominated in sterling. However, under IFRS, IAS 21 requires that the goodwill should be accounted for in the functional currency of the acquired operations. Accordingly, this goodwill is denominated in euros and translated at the period end exchange rate.
(j)	Under UK GAAP, the approach in respect of share-based payments is to record a charge to profit and loss based on the intrinsic value of awarded shares at the grant date. The charge is spread over the performance period. There is no charge in respect of Inland Revenue approved SAYE schemes. IFRS 2 requires the fair value of the equity instruments issued to be charged to profit and loss. The cost is calculated using option price methods and applies to all options granted after 7 November 2002.

Explanation of IFRS cash flow statement adjustments
The move from UK GAAP does not significantly change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations except for reclassification of intangible assets and short-term investments with original maturity of three months or less, which are classified as cash equivalents under IFRS.

Under IFRS, the analysis of net debt at 1 January 2005 (December 2004 year end) is as follows:
	2004
	UK GAAP £m	Change £m	IFRS £m
Cash at bank and in hand	383	–	383
Cash equivalents	–	206	206
Bank overdrafts	(32)	–	(32)
	351	206	557
Short-term investments:
Deposits within 3 months of maturity when acquired	206	(206)	–
Other short-term deposits	11	–	11
	217	(206)	11
Long-term borrowings	(1,367)	–	(1,367)
Other loans	(14)	–	(14)
Obligations under finance leases	(41)	12	(29)
	(1,422)	12	(1,410)
Net debt	(854)	12	(842)

Corus Interim Report 2005 35
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Shareholder information

Annual Report and general enquiries
Copies of the Report & Accounts 2004, other general information about the Group’s business and copies of the Corporate responsibility report 2004 may be downloaded from the website or obtained free of charge from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
Freephone: 0800 484113
e-mail: shareholder@corusgroup.com

Netherlands
Communications and Public Affairs
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52
e-mail: supportdeskcpa@corusgroup.com

Shareholder enquiries
Administrative enquiries concerning shareholdings should be addressed to:

Ordinary shares
Corus Group Section
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961
Outside UK: +44 121 415 7038

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk You will need your eight digit shareholder reference number.

American Depositary Receipts (ADRs)
Corus’ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by ADRs, and trade under ticker symbol CGA. Each ADS is equivalent to 10 ordinary shares.

Enquiries regarding ADR holders’accounts should be directed to the Depositary:

The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-212-815-3700
e-mail: shareowners@bankofny.com

Website for shareholder inquiries: www.stockbny.com

The Bank of New York’s ADR website: www.adrbny.com

36 Corus Interim Report 2005
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Shareholder information

Electronic shareholder communications
Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the Company’s website rather than in hard copy through the post. This has the advantage of improving the speed of communications, reducing administrative costs of printing and postage and reducing environmental impact. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

Financial calendar
Preliminary announcement
12 months to 31 December 2005
announced March 2006

Annual General Meeting
May 2006

Dividend
For ordinary shareholders the interim dividend of 0.5p per share is payable on 14 October 2005 to shareholders on the register on 16 September 2005.

For ADR holders, the interim dividend will be paid by the Depositary, in US dollars on 24 October 2005 to the ADR holders on record on 16 September 2005.

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available from Lloyds TSB Registrars whose details appear opposite or alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk

Share dealing service
For internet and telephone share dealing services contact Lloyds TSB Registrars by either logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852 between 8.30am and 4.30pm on any business day (excluding bank holidays). You will need your shareholder reference number shown on your certificate.

Lloyds TSB will also be offering a Corus Share Dealing Service, which will be available until Monday 31 October 2005.

Lloyds TSB Registrars also offer a postal share dealing service. For further information contact:

Share Dealing Services
Lloyds TSB Registrars
PO Box 1357
The Causeway, Worthing
West Sussex BN99 6UB

Share price information
The latest Corus share price is available from the Financial Times Cityline Service. Telephone: 0906 8433311

Corus Interim Report 2005 37
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www.corusgroup.com
Corus Group plc 30 Millbank London SW1P 4WY United Kingdom T +44 (0)20 7717 4444 F +44 (0)20 7717 4455 Registered in England No. 3811373	We encourage feedback on this report and on where and how we can make improvements. Please contact us by e-mail at feedback@corusgroup.com